Exhibit 99.85

Spectrum Cannabis Denmark Announces Forty Thousand Square Metre Medical Cannabis Facility in Odense

Hi-tech Greenhouse Positions Spectrum Cannabis as European Cannabis Leader & Odense as Major European Medical Cannabis Centre

ODENSE, Denmark, Dec. 5, 2017 /CNW/—Spectrum Cannabis Denmark ApS (the “Company”), a joint venture between Canopy Growth Corporation (“Canopy Growth”), the largest cannabis company in the world, and Danish Cannabis ApS (“Danish Cannabis”), a leading European hemp producer, has announced plans to establish a 40,000 m2 production facility in Odense, Denmark. The immediate conversion of 30,000 m2 of existing greenhouse infrastructure could be completed as soon as early 2018, subject to regulatory approvals and licensing, and has the full support of Odense Mayor Peter Rahbæk Juel.

“We are pleased that our efforts to create a stable, skilled and safe environment continues to attract global businesses to Odense, which will now share in the prosperity of the largest and most reputable medical cannabis company in the world,” said Mayor Juel.

Denmark is an ideal country for greenhouse cannabis production because of the abundant availability of experienced greenhouse producers and labourers. Odense was specifically chosen because of the support of the greenhouse industry that exists in the area.

The Odense facility is expected to employ over 125 staff, including its former orchid growers who will all be offered employment with the Company. Based on current usage rates in Canadian patient groups, production capacity from the state-of-the art greenhouse could serve the needs of approximately 60,000 patients, with a retail production value of over 500 M DKK.

While the Company proceeds through the Lægemiddelstyrelsen licensing process for production, it expects to import Spectrum Cannabis products from Canada, which are currently sold to medical patients in Canada and Germany.

The Spectrum Cannabis products are based on the simple doctor and patient friendly Spectrum system, which classifies products from high THC to balanced THC and CBD products to high CBD-only products. Throughout 2018, the Company intends to introduce its range of products in dried form for inhalation, as well as cannabis oils and Softgel capsules, an offering currently only available through Canopy Growth’s subsidiaries, Spectrum Cannabis and Tweed.

“The Danish market is a stable, attractive market for a number of strategic reasons,” said Bruce Linton, Chairman and CEO of Canopy Growth. “In Denmark, we see a strong pharmaceutical industry with an equally strong research tradition as well as a skilled labour pool and attractive energy rates. Based on these foundational aspects and with the expertise of our partners at Danish Cannabis, I am confident we will build upon our global success here in Denmark.”

The confidence and trust in the medical control system exercised by Lægemiddelstyrelsen and the evolving cannabis laws in Denmark have created a market opportunity that will create jobs for the community of Odense while also improving the health and quality of lives of Danish people suffering from chronic illnesses by providing a safe and consistent supply of high quality medical cannabis products.

Subject to regulatory approvals, a variety of Spectrum Cannabis products will be available throughout 2018, including over ten dried cannabis strains, and ingestible cannabis oils available in liquid and Softgel capsule formats.

Here’s to Future Danish Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Spectrum Cannabis

Spectrum is medical cannabis, simplified. Its colour-coded strain classification system is available in Canada with operations underway in the European Union, Australia, and South America. Spectrum products are available in a range of potencies and formats designed to simplify the dialogue around strength and dosage by categorizing medical cannabis according to THC and CBD levels. Spectrum Germany Gmbh processes cannabis for sale in Germany in a GMP-certified facility and then distributes products to hundreds of German pharmacies. Spectrum Denmark is a partnership between Canopy Growth and Danish Cannabis. Through the partnership, Spectrum Denmark is developing a large-scale greenhouse facility in the city of Odense.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2017/05/c3365.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 05-DEC-17